September 9, 2014

Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed on May 21, 2014
File No. 000-17948

Dear Mr. Wilson:

On August 6, 2014, Electronic Arts Inc. (“EA” or the “Company”) submitted a letter (the “Response Letter”) in response to the comment letter dated July 23, 2014 received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above. On August 27, 2014, the Company received a follow-up comment from the Staff via telephone conversation. The Staff requested the following information during the telephone conversation:

1.
Follow up to Response #1 – Please explain to us why you believe that the metrics “monthly active users, number of mobile games downloaded and the dollar amount of full game downloads” are not useful indicators of your revenue or operating performance.

EA’s Response:

As noted in our Response Letter, beginning with our Form 10-Q Quarterly Report for the period ending September 30, 2014, we propose to expand our discussion of our digital revenue in our MD&A by including the amount of digital revenue before revenue deferral for each of the categories presented in our earnings release: full game downloads, extra content, subscription, advertising and other, and mobile.  Please see below the proposed presentation. Therefore, we will disclose the dollar amount of full game downloads in the proposed table and discuss the significant changes in this category.

Packaged goods and other
Full game downloads
Extra content
Subscriptions, advertising and other
Mobile
Total Digital
Total Net Revenue Before Revenue Deferral

Also, as noted in our Response Letter, we do not believe the metrics for monthly active users for our mobile business or the number of mobile games downloaded are key indicators of our revenue or operating performance of our business taken as a whole, given that our business spans a range of gaming platforms, including consoles and personal computers in addition to mobile. Specifically, with respect to the number of mobile games downloaded, while we believe this metric is an indicator of the amount of consumer interest in our mobile games, we do not believe this metric is a useful indicator of the revenue or operating performance for our mobile business. We generate the vast majority of our mobile revenue from post-download micro-transactions. Micro-transaction revenue is driven by a number of factors other than the number of downloads, including player engagement, purchase conversion rates, and the price point of offerings. Therefore, a particular mobile game may have a high number of downloads but may not generate meaningful revenue. Accordingly, the number of mobiles games downloaded is not a metric that we believe correlates to our mobile revenue or operating performance.

However, with respect to the monthly active users metric, we do believe it is a useful indicator of trends in our mobile business and therefore, we propose to include this metric in the “Trends in our Business” section of the MD&A in our Form 10-Q Quarterly Report for the period ending September 30, 2014. We will also disclose how we compute this metric.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Morgan Youngwood Christine Davis
Securities and Exchange Commission

Blake Jorgenson
Jacob Schatz
Electronic Arts Inc.

John Ebner
KPMG LLP

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